NO ACT

[redacted]

Act: 1934
Section: 15D
Rule:
Public Availability: 11/3/2009

09012717

DC
PE
10-28-09

November 3, 2009

Received SEC
NOV 03 2009
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Map Financial Group, Inc.
Incoming letter dated October 28, 2009

Based on the facts presented, the Division will not object if, after the filing of a Form 15 making appropriate claims pursuant to Rule 12h-3 under the Securities Exchange Act of 1934, Map Financial Group stops filing periodic and current reports under the Exchange Act that are due on or after the date of the Form 15.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Mark F. Vilardo
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2009

Mail Stop 4546

Mr. Hillel Tender
Neuberger, Quinn, Gielen, Rubin and Gibber, P.A.
One South Street, 27th Floor
Baltimore, Maryland 21202-3282

Re: Map Financial Group, Inc.

Dear Mr. Tender:

In regard to your letter of October 28, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

LAW OFFICES
NEUBERGER, QUINN, GIELEN, RUBIN & GIBBER, P.A.

27TH FLOOR
ONE SOUTH STREET
BALTIMORE, MARYLAND 21202-3282
www.nqgrg.com
(410) 332-8550

HILLEL TENDLER
(410) 332-8552

FAX NO.
(410) 332-8553
E-MAIL ADDRESS:
HT@NQGRG.COM

Securities Exchange Act of 1934 Sections 12(h), 13(a) and 15(d) and Rule 12h-3 promulgated thereunder

October 28, 2009

<u>**Via e-mail to cfletters@sec.gov**</u>
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.E
Washington, DC 20549

Re: Map Financial Group, Inc.
Registration Statement on Form S-1
File No. 333-153726

Ladies and Gentlemen:

On behalf of Map Financial Group, Inc., a Nevada corporation (the "**Company**"), we hereby request that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") confirm that it concurs in the Company's view that the effectiveness of the Company's registration statement on Form S-1 during the fiscal year ending December 31, 2009 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), to suspend the Company's duty to file with the Commission the reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Company's registration on Form S-1 became effective (*i.e.*, the fiscal year ending December 31, 2009). Alternatively, we request an exemption for the Company from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act. The Company is a smaller reporting company and its fiscal year ends December 31. Absent the relief requested in this letter, the Company's next periodic report (the Form 10-Q for the quarterly period ended September 30, 2009) is required to be filed by November 16, 2009.

Factual Background

The Company was incorporated in June 2008 to act as a holding company for five indirect, wholly-owned operating subsidiaries that provide micro-lending services in the Caribbean. The Company currently has, and at no time ever had more than, 18 record holders of its Common Stock, par value $0.001 per share (the "**Shares**"), with 20,000,000 Shares outstanding. All of these Shares were issued to founders and seed capital investors pursuant to exemptions from registration under the Securities Act of 1933 (the "**Securities Act**"). The Company has no other class of securities outstanding. The Company does not have any class of securities registered or required to be registered pursuant to Section 12 of the Exchange Act, and the Company has no reporting obligations under Section 15(d) of the Exchange Act other than as a result of the effectiveness of the Registration Statement which is the subject of this letter.

On September 29, 2008, the Company filed a registration statement on Form S-1 (Reg. No. 333-153726), (the "**Registration Statement**"). The Registration Statement proposed an initial public offering of 500,000 Shares at $1.00 per Share. The purpose of the offering was to raise equity to help fund the marketing and working capital needs of the Company's operating subsidiaries.

The Shares were offered on a best efforts, no minimum, basis directly to investors by the directors and officers of the Company without remuneration and without the use of an underwriter or placement agent, and the funds received were to be deposited into a bank account maintained by the Company and under its control to be immediately available for the Company's use. All funds were to be retained for the Company's use and not refunded. The offering was to terminate 180 days after the effective date of the Registration Statement, but the termination date could be extended for up to an additional 90 days in the Company's discretion. The Company reserved the right to terminate the offering at an earlier date, in its sole discretion, even if no shares were sold.

Before subscribing for Shares, each investor was required to execute a subscription agreement and submit funds for the subscription amount. All subscriptions were subject to acceptance by the Company, and the Company reserved the right to reject any subscription agreement and payment for any reason or no reason. The Company stated in the Prospectus which formed part of the Registration Statement that the Company would accept or reject subscriptions within 48 hours after receipt, and that all monies from rejected subscriptions would be returned immediately following rejection to the subscriber, without interest or deductions.

The Registration Statement was declared effective by the Commission on April 17, 2009. Subsequently the Company arranged with a market maker to file an application with the Financial Industry Regulatory Authority, Inc. (FINRA) for the Shares to be eligible for trading on the Over-The-Counter Bulletin Board (OTCBB) or a similar electronic inter-dealer quotation system in accordance with Rule 15c2-11 under the Exchange Act. Although the Company received

34 subscription agreements to purchase 221,500 shares for an aggregate of $221,500 prior to receiving FINRA approval, none of these subscriptions were accepted or rejected by the Company while FINRA's action on the application was pending and the Shares had not been made eligible for Depository Trust Corporation (DTC) deposit and book entry services. While, as noted above, the Company originally intended to accept or reject subscriptions within 48 hours after receipt, the Company delayed in responding to subscribers while FINRA's action on the market maker's application was pending. In the interim, all funds that were received from investors were held by the Company on behalf of the potential investors and not used by the Company. On September 10, 2009 FINRA cleared the market maker's request for an unpriced quotation for the Shares on the OTCBB and Pink Sheets, and the market maker commenced steps for the Shares to become DTC eligible. To date, the Shares have not yet been made DTC eligible.

The opinion of the Company's auditor on the Company's financial statements included in the Registration Statement contained a "going concern" qualification, and the quarterly financial statements included in the Company's two Quarterly Reports of Form 10-Q continued to note the "going concern" qualification. During the period following the filing of the Registration Statement, the Company's business and financial results reflected global and regional economic strains, and the burden and expenses to the Company as a publicly reporting issuer became difficult to justify. As a result, on September 14, 2009 the Company's Board of Directors rejected all subscriptions and all subscription funds have been returned to subscribers. (Inasmuch as the Company did not respond to subscribers within the expected 48 hour period, the Company returned all funds together with interest.) As such, no Shares were, nor will be, issued on subscriptions received pursuant to the Registration Statement.

On October 8, 2009, the Company filed with the Commission a letter requesting the withdrawal of the Registration Statement pursuant to Rule 477 promulgated under the Securities Act, and I understand that the Commission consented to this request on October 26, 2009.

Section 15(d) of the Exchange Act provides that the reporting requirements of Section 13 of the Exchange Act are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. As such, the Company is subject to the reporting obligations under Section 15(d) of the Exchange Act due to the effectiveness of the Registration Statement with respect to the Shares. During the period following the effectiveness of the Registration Statement, the Company filed all reports required pursuant to Section 13 of the Exchange Act, and the Company is current in its Exchange Act reporting obligations through the date of this letter. The Company represents and covenants that it will be current in its Exchange Act reporting obligations at the time it files a Form 15, which the Company proposes to do if the Company's request for relief is granted.

Although Exchange Act Rule 12h-3 grants an automatic suspension from the reporting requirements imposed by Section 15(d) of the Exchange Act for any issuer that has filed a Form 15 which certifies, pursuant to Rule 12h-3(b)(1)(i), that it has a class of securities held of record by less than 300 persons, subsection (c) of Rule 12h-3 makes the suspension inapplicable to any fiscal year in which a registration statement under the Securities Act became effective. Thus, although all Shares that are issued and outstanding are held of record by only 18 stockholders (all of whom acquired Shares prior to the filing of the Registration Statement privately pursuant to exemptions from registration under the Securities Act and which Shares are not registered under the Exchange Act), Rule 12h-3(c) precludes the Company from utilizing Rule 12h-3 to suspend its reporting requirements under Section 15(d) of the Exchange Act with respect to the current fiscal year. Therefore, the Company hereby requests that a no-action letter be issued advising us that the Staff concurs in the Company's view that the effectiveness of the Registration Statement during the fiscal year ending December 31, 2009 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, suspending the Company's duty to file with the Commission the reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2009). Alternatively, we request an exemption for the Company from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

If the Company's request is granted, the Company represents that it will file the Form 15 no later than the due date of the Form 10-Q for the quarter ending September 30, 2009.

Discussion

We respectfully submit that Section 15(d) of the Exchange Act and Rule 12h-3(c), promulgated thereunder, should not be interpreted in a manner that would require the Company to file Section 13(a) reports merely because the Registration Statement was filed and became effective during the fiscal year ending December 31, 2009.

The Commission has stated that "the purposes of [reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (Oct. 5, 1983) (the "**Proposing Release**"). In the Proposing Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *Id.*

Although the Registration Statement was declared effective, no subscriptions for Shares were accepted, no Shares were sold in the Company's initial public offering and the Registration Statement has been withdrawn pursuant to Rule 477 under the Securities Act. While the Company did receive subscriptions from investors pursuant to the registered offering, the Company did not accept any of these subscription agreements, all funds that were received from such investors were held by the Company on behalf of those investors and have since been returned with interest, and no Shares were issued to any investors in the registered offering. As a result, no securities of the Company were sold or will be sold to the public by the Company pursuant to the Registration Statement, nor are there currently any public shareholders of the Company. Therefore, because the Company has no "investing public" to which information about its activities through the end of the fiscal year 2009 should be made available, the policy rationale behind the limitation contained in Rule 12h-3(c) on the use of Form 15 for a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d), that the benefits of periodic and current reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. The Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. See, *e.g.*, *Interlink Electronics, Inc.* (available March 26, 2009); *I.C. Isaacs & Company, Inc.* (available August 13, 2008); *Prairie Creek Ethanol, LLC* (available August 12, 2008); *Questar Assessment, Inc.* (available June 13, 2008); *Planet Technologies, Inc.* (available February 7, 2008); *International Securities Exchange* (available January 3, 2008); *Bausch & Lomb Incorporated* (available November 6, 2007); *WaveRider Communications, Inc.* (available March 31, 2006). Additionally, the Staff has previously granted relief from reporting requirements under Section 15(d) during a fiscal year when a registration statement on Form S-1 was declared effective and then withdrawn before any shares were issued or sold under the registration statement. See, *e.g.*, *Interlink Electronics, Inc.* and *Consonus Technologies, Inc.* (available November 10, 2008).

Compliance with the reporting obligations of the Exchange Act imposes a substantial financial and administrative burden on the Company. The cost of preparing Exchange Act reports, and having them reviewed by the Company's independent auditors, is significant in terms of time and money. Further, the Company's audit fees for the year ending December 31, 2009 will be substantially higher than they would be as a private company. Because the Company has no public shareholders and no purchasers in a registered public offering, there is no investing public that would derive a benefit from requiring the Company to continue filing the reports required by Section 13 of the Exchange Act, and thus the burdens imposed by the application of Rule 12h-3(c) would clearly outweigh any benefits.

In order to effect the deregistration and suspend its reporting obligations under the Exchange Act, the Company proposes to file a Form 15 to suspend the Company's reporting obligations under Section 15(d) of the Exchange Act on or before November 16, 2009, the date on which the Company's Form 10-Q for the quarter ended September 30, 2009 would be due. The Company will not file the Form 15 until the relief sought pursuant to this letter is granted.

Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic and current reporting by an issuer may not be justified in light of the burdens imposed. In the Company's case, the investing public derives no benefit from requiring the Company to file the reports required by Section 13(a) of the Exchange Act because the Company's outstanding Shares are held of record by far less than 300 persons and there have been, and will be, no purchasers in the registered public offering. Moreover, the financial burden of imposing Exchange Act reporting obligations on the Company would be substantial.

In light of the foregoing, we request, on behalf of the Company, that the Staff confirm that the Staff concurs in the Company's view that the effectiveness of the Registration Statement during the fiscal year ending December 31, 2009 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, suspending the Company's duty to file with the Commission reports required by Sections 15(d) and 13 of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Registration Statement became effective. Alternatively, we request an exemption for the Company from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

If and when relief is granted by the Staff with respect to the foregoing, the Company will file Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports) on or before November 16, 2009, the date on which the Company's next periodic report is due pursuant to the Exchange Act. The ability to suspend the reporting requirements prior to having to prepare and file the third quarter Form 10-Q would provide immediate and significant economic relief to the Company.

If for any reason the Staff does not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter. If the Staff needs any additional information regarding this letter, or if we may otherwise be of assistance, please feel free to contact the undersigned at (410) 332-8552.

Very truly yours,

Hillel Tendler

HT/dam

cc: J. Chesky Malamud
President and Chief Executive Officer
Map Financial Group, Inc.

Samuel Rosenberg
Chief Financial Officer
Map Financial Group, Inc.

282925
4587.3